UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 64)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PERSHING GOLD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

715302204

(CUSIP Number)

Copy to:

Barry C. Honig

215 SE Spanish Trail

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment No. 64 to Schedule 13D (this “Amendment No. 64”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pershing Gold Corporation, a Nevada corporation (“Issuer”), which is located at 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401. This Amendment No. 64 amends and supplements, as set forth below, the information contained in Items 1 and 5 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on May 31, 2012, as amended, supplemented and restated from time to time (as so amended, including, without limitation, pursuant to this Amendment No. 64, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 64, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 64.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

As of April 3, 2019, the Reporting Person (individually and with his spouse, Renee Honig, as tenants by the entirety, and including GRQ Consultants, Inc. 401K (“GRQ 401K”), of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K, GRQ Consultants, Inc. (“GRQ Inc.”), of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K, and GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO” and, together with GRQ 401K, GRQ Inc. and Roth 401K, the “Honig Entities”), of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO) no longer beneficially owns any shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

The Amendment No. 64 is made in connection with the completed merger of the Issuer (the “Merger”) on April 3, 2019, pursuant to the terms of the Agreement and Plan of Merger by and among the Issuer, Americas Silver Corporation, a corporation incorporated under the Canada Business Corporations Act (“Americas Silver”), and R Merger Sub, Inc., a corporation existing under the laws of the State of Nevada (“Merger Sub”) and wholly-owned subsidiary of Americas Silver, dated as of September 28, 2018, as amended on March 1, 2019 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving entity and as a wholly-owned subsidiary of Americas Silver. At the effective time of the Merger on April 3, 2019 (the “Effective Time”), each issued and outstanding share of Common Stock was canceled and extinguished and automatically converted into the right to receive 0.715 common shares of Americas Silver (the “Common Stock Exchange Ratio”). Additionally, each holder of the Issuer’s Series E Convertible Preferred Stock (“Series E Preferred Stock”) was given the option to (a) convert their shares of Series E Preferred Stock into shares of Common Stock immediately before the Effective Time and exchange those shares of Common Stock for Americas Silver common shares at the Common Stock Exchange Ratio at the Effective Time, or (b) exchange their Series E Preferred Stock for shares of Americas Silver preferred stock at a ratio of 461.440 shares of Americas Silver preferred stock for each share of Series E Preferred Stock. In addition, at the Effective Time, each outstanding stock option and warrant to purchase Common Stock was terminated. Additionally, each outstanding restricted stock unit of the Issuer (“RSUs”) was cancelled at the Effective Time and converted into the right to receive that number of Americas Silver common shares that the holders would have been entitled to in the Merger in respect of each share of Common Stock underlying the RSUs.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.

(b)       See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       In connection with the Merger, all of the Reporting Person’s Common Stock was canceled and extinguished and automatically converted into Americas Silver common shares, all of the Reporting Person’s Series E Preferred Stock was canceled and extinguished and exchanged for shares of Americas Silver preferred stock, all of the Reporting Person’s outstanding options and warrants to purchase Common Stock were terminated, and all of the Reporting Person’s RSUs were canceled and extinguished and automatically converted into Americas Silver common shares, all as further detailed in the Merger Agreement.

(d)       To the best knowledge of the Reporting Person, no person other than the Reporting Person, individually and with Renee Honig as tenants by the entirety, and the Honig Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person, individually and with Renee Honig as tenants by the entirety, and the Honig Entities.

(e)       The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on April 3, 2019.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement among Barry Honig, GRQ 401K, GRQ Inc., Roth 401K, and GRQ DBO

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2019	By:	/s/ Barry Honig
Barry Honig

-5-